EARTHLINK, INC.

1375 Peachtree Street, NW
Atlanta, Georgia 30309

March 13, 2006

VIA EDGAR AND FACSIMILE (202) 772-9210

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:  Ms. Barbara C. Jacobs

Assistant Director

Division of Corporation Finance

EarthLink, Inc.

Registration Statement on Form S-4 filed February 3, 2006, as amended (the “S-4”)

Registration No. 333-131541 (as amended, the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, EarthLink, Inc. (the “Company”) hereby requests acceleration of effectiveness of the above-referenced Registration Statement to 1:00 p.m., Eastern Standard Time, on March 15, 2006, or as soon thereafter as practicable.

Pursuant to the letter from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to Charles G. Betty, President and Chief Executive Officer of the Company, dated March 1, 2006, in connection with the Registration Statement, the Company acknowledges that:

1.               should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.               the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.               the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[signature page follows]

Very truly yours,

EARTHLINK, INC.

By:	/s/ Kevin M. Dotts
Kevin M. Dotts
Executive Vice President and Chief Financial Officer